C. P. POKPHAND CO. LTD.
卜蜂國際有限公司
(Incorporated in Bermuda with limited liability)

Ref : BC/CPP/027/07

BY AIRMAIL

2nd April, 2007

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

..................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Bessie Chan
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 2nd April, 2007 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement regarding the 2006 Annual Results
   Date : 30th March, 2007
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

ANNOUNCEMENT OF ANNUAL RESULTS FOR THE YEAR ENDED 31ST DECEMBER, 2006

CONSOLIDATED RESULTS

The board of directors (the "Board") announces the consolidated results of C.P. Pokphand Co. Ltd. ("CPP" or the "Company") and its subsidiaries (the "Group") for the year ended 31st December, 2006 as follows:

Consolidated Income Statement

	Notes	Year ended 31st December, 2006 US$'000	2005 (Audited) US$'000
Revenue	3	1,691,457	1,832,764
Cost of sales		(1,522,720)	(1,631,676)
Gross profit		168,737	201,088
Selling and distribution costs		(71,603)	(69,690)
General and administrative expenses		(109,532)	(99,903)
Other income	4	3,502	23,615
Other losses	5	(7,182)	(16,748)
Finance costs		(34,601)	(28,607)
Share of profits and losses of:			
Jointly-controlled entities		1,282	5,783
Associates		1,704	2,393
Profit/(Loss) before tax	6	(47,693)	17,931
Tax	7	(6,638)	(7,505)
Profit/(Loss) for the year		(54,331)	10,426
Attributable to:			
Equity holders of the Company		(49,728)	4,825
Minority interests		(4,603)	5,601
		(54,331)	10,426
		US cents	US cent
Earnings/(Loss) per share attributable to ordinary equity holders of the Company:	8		
Basic		(1.721)	0.182
Diluted		N/A	0.179
Dividend per share		–	–

Consolidated Balance Sheet

	Notes	31st December, 2006 US$'000	31st December, 2005 (Audited) US$'000
Non-current assets			
Property, plant and equipment		447,733	452,157
Investment properties		4,129	3,185

Notes to Consolidated Financial Statements

1. **Basis of presentation**

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs"), which comprise standards and interpretations approved by the International Accounting Standards Board, the International Financial Reporting Interpretations Committee ("IFRIC") interpretations, and International Accounting Standards ("IASs") and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee that remain in effect. They have been prepared under the historical cost convention, except for investment properties, available-for-sale investments and livestock which have been measured at fair value. These financial statements are presented in United States dollars ("US$") and all values are rounded to the nearest thousand except when otherwise indicated.

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries for the year ended 31 December 2006. The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The acquisition of subsidiaries during the year has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interests represent the interests of outside shareholders not held by the Group in the results and net assets of the Company's subsidiaries.

2. **Impact of new and revised IFRSs**

The accounting policies adopted are consistent with those of the previous financial year except that the Group has adopted the following new and amended IFRSs and IFRIC interpretations during the year. Adoption of these revised standards and interpretations did not have any material effect on the financial statements of the Group nor give rise to additional disclosures.

IAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures
IAS 21 (Amendment)	Net Investment in a Foreign Operation
IAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
IAS 39 (Amendment)	The Fair Value Option

3. **Revenue**

Revenue, which is also the Group's turnover, represents rental income and the net invoiced value of sales after allowances for goods returned and trade discounts, and after eliminations of intra-group transactions.

An analysis of revenue by principal activities and geographical location of operations is as follows:

	Year ended 31st December, 2006 US$'000	2005 (Audited) US$'000
By principal activities:		
Sales to/income from external customers:		
Feedmill and poultry operations	1,691,452	1,832,759
Property holding	5	5
	1,691,457	1,832,764
By geographical location of operations:		
People's Republic of China ("PRC"):		
Hong Kong	5	5
Mainland China	1,691,452	1,832,759
	1,691,457	1,832,764

The above analysis does not include the revenue of the Group's jointly-controlled entities and associates.

4. **Other income**

	Year ended 31st December, 2006 US$'000	2005 (Audited) US$'000
Excess over the cost of a business combination recognised as income	–	192
Gain on disposal of subsidiaries	261	21,270
Unrealised gain on revaluation of livestock	–	1,149
Changes in fair value of investment properties	–	4
Bank interest income	897	1,000
Tax refund in respect of reinvestment of distributed earnings from the PRC ventures	2,344	–
	3,502	23,615

5. **Other losses**

	Notes	US$'000	US$'000
Non-current assets			
Property, plant and equipment		447,733	452,157
Investment properties		4,129	3,185
Land lease prepayments		48,731	38,282
Non-current livestock		12,009	9,864
Interests in jointly-controlled entities		83,047	51,432
Interests in associates		26,801	28,048
Available-for-sale investments		1,480	1,480
Goodwill		2,515	2,703
Deferred tax assets		2,011	2,404
Total non-current assets		628,456	589,555
Current assets			
Current livestock		17,755	17,505
Inventories		177,033	163,860
Accounts receivable, other receivables and deposits		59,279	60,147
Bills receivable		4,675	175
Tax recoverable		47	434
Due from minority shareholders		5,620	3,882
Due from related companies		13,610	10,968
Pledged deposits		10,199	12,890
Cash and cash equivalents		55,107	65,954
Total current assets		343,325	335,815
Current liabilities			
Accounts payable, other payables and accrued expenses		251,596	192,497
Bills payable		10,577	30,572
Tax payable		4,908	4,540
Provisions for staff bonuses and welfare benefits		7,739	8,893
Due to related companies		22,182	10,738
Due to minority shareholders		10,203	1,483
Interest-bearing bank and other loans		435,450	388,989
Total current liabilities		742,655	637,712
Net current liabilities		(399,330)	(301,897)
Total assets less current liabilities		229,126	287,658
Non-current liabilities			
Interest-bearing bank and other loans		(127,616)	(136,429)
Net assets		101,510	151,229
Equity			
Equity attributable to equity holders of the Company			
Issued capital	9	28,898	28,898
Share premium account		73,897	73,897
Reserves		(48,843)	(6,672)
		53,952	96,123
Minority interests		47,558	55,106
Total equity		101,510	151,229

IAS 21 (Amendment)	Net Investment in a Foreign Operation
IAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
IAS 39 (Amendment)	The Fair Value Option
IAS 39 & IFRS 4 (Amendments)	Financial Guarantee Contracts
IFRIC-Int 4	Determining whether an Arrangement contains a lease

The principal changes in accounting policies are as follows:

(a) IAS 19 *Employee Benefits*
According to IAS 19, additional disclosures are made providing information about trends in the assets and liabilities in the defined benefit plans and the assumptions underlying the components of the defined benefit cost. As the Group does not operate any defined benefit plans, this amendment did not have an effect on the financial statements.

(b) IAS 21 *The Effects of Changes in Foreign Exchange Rates*
As of 1 January 2006, the Group adopted the amendments to IAS 21. As a result, all exchange differences arising from a monetary item that forms part of the Group's net investment in a foreign operation are recognised in a separate component of equity in the consolidated financial statements regardless of the currency in which the monetary item is denominated. This change has had no significant impact as at 31 December 2006 or 31 December 2005.

(c) IAS 39 *Financial Instruments: Recognition and Measurement*
Amendment for hedges of forecast intragroup transactions (issued April 2005) – amended IAS 39 to permit the foreign currency risk of a highly probable intragroup forecast transaction to qualify as the hedged item in a cash flow hedge, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and that the foreign currency risk will affect the consolidated income statement. As the Group currently has no such transactions, the amendment did not have an effect on the financial statements.

Amendment for the fair value option (issued June 2005) – amended IAS 39 to restrict the use of the option to designate any financial asset or any financial liability to be measured at fair value through the income statement. The Group had not previously used this option, hence the amendment did not have an effect on the financial statements.

Amendment for financial guarantee contracts (issued August 2005) – amended the scope of IAS 39 to require financial guarantee contracts that are not considered to be insurance contracts to be recognised initially at fair value and to be remeasured at the higher of the amount determined in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with IAS 18 Revenue. This amendment did not have a material impact on the financial statements.

(d) IFRIC-Int 4 *Determining Whether an Arrangement contains a Lease*
The Group adopted IFRIC Interpretation 4 as of 1 January 2006, which provides guidance in determining whether arrangements contain a lease to which lease accounting must be applied. This change in accounting policy has not had a material impact on the Group as at 31 December 2006 or 31 December 2005.

	3,502	23,615

5. Other losses

	Year ended 31st December, 2006 US$'000	2005 (Audited) US$'000
Loss on disposal of an interest in jointly-controlled entity	–	14
Changes in fair value of investment properties	58	–
Impairment of items of property, plant and equipment	5,785	8,264
Impairment of goodwill	188	–
Unrealised loss on revaluation of livestock	1,151	–
Equity-settled share option expense	–	8,470
	7,182	16,748

6. Profit/(Loss) before tax

	Year ended 31st December, 2006 US$'000	2005 (Audited) US$'000
The Group's profit/(loss) before tax is arrived at after crediting:		
Foreign exchange gains, net	1,845	29
Rental income, net of outgoings	562	616
Write-back of impairment of accounts receivable	3,989	5,476
Write-back of inventories to net realisable value	–	219
Write-back of impairment of livestock	584	–
and after charging:		
Depreciation	50,999	47,604
Amortisation of land lease prepayments	1,061	1,330
Impairment of accounts receivable	104	166
Write-down of inventories to net realisable value	957	–
Impairment of livestock	–	170
Loss on disposal of items of property, plant and equipment, net	755	483
Minimum lease payments under operating leases:		
Land and buildings	4,507	5,410
Plant and machinery	1,441	430
	5,948	5,840
Auditors' remuneration	744	639
Employee benefits expense (including directors' remuneration)		
Wages and salaries	115,732	102,671
Equity-settled share option expense	–	8,470
Pension scheme contributions	6,330	4,727
	122,062	115,868

7. Tax

	Year ended 31st December, 2006 US$'000	2005 (Audited) US$'000
Group:		
Current – Mainland China		
Charge for the year	6,245	7,637
Deferred	393	(132)
Total tax charge for the year	6,638	7,505

No provision for Hong Kong profits tax has been made as the Group did not generate any assessable profits arising in Hong Kong during the year (2005: nil).

8. Earnings/(Loss) per share attributable to ordinary equity holders of the Company

The basic loss per share amount (2005: earnings per share amount) is calculated based on the loss for the year attributable to ordinary equity holders of the Company of US$49,728,000 (2005: profit of US$4,825,000), and the weighted average number of ordinary shares of the Company of 2,889,730,786 (2005: 2,645,980,786) shares in issue during the year.

A diluted loss per share amount for the year has not been disclosed as no diluting events existed during the year. The calculation of diluted earnings per share in the prior year was based on the profit for the year attributable to ordinary equity holders of the Company. The weighted average number of ordinary shares used in the calculation was the weighted average number of ordinary shares in issue during the prior year, as used in the basic earnings per share calculation and the weighted average number of ordinary shares assumed to have been issued at no consideration on the deemed exercise of share options which was 47,126,086 shares.

9. Share capital

	31st December, 2006 US$'000	31st December, 2005 (Audited) US$'000
Authorised:		
15,000,000,000 ordinary shares of US$0.01 each	150,000	150,000
Issued and fully paid:		
At beginning of year	28,898	107,924
Capital reduction	-	(86,339)
Issue of subscription shares	-	7,313
At end of year	28,898	28,898

10. Comparative amounts

Balances of US$3,882,000 and US$1,483,000 were reclassified from accounts receivable, other receivables and deposits and accounts payable, other payables and accrued expenses, respectively, to

Feed

In 2006, the feed business accounted for 56.1% of the Group's total consolidated turnover (2005: 65.9%). Under the weakening breeding and rearing environment of poultry in China, the consolidated turnover of the feed business was reduced to US$949.3 million, and the gross profit also fell to US$120.6 million, reducing the gross profit margin from 14.7% to 12.7%.

In 2006, CPP was continuing to expand into the aqua feed business. The percentage of consolidated turnover of aqua feed products to the Group's consolidated turnover of total feed products increased to 10.7%, and production volume reached 240,800 tonnes. In order to meet the rising demand for aquatic products associated with the improved living standard of the Chinese people as well as to minimize the volatility due to poultry feed sales, the Group has invested approximately RMB 100 million in the construction of aqua feed production facilities with a capacity of 576,300 tonnes.

Food Integration

The integrated food business is the second largest business of the Group. In year 2006, consolidated turnover of the integrated food business accounted for 27.7% (2005: 21.7%) of the consolidated turnover of the Group, amounting to US$468 million. Consolidated sales volume of food products rose from 202,000 tonnes in 2005 to 228,000 tonnes, whereas gross profit dropped to US$17.7 million.

During the year under review, the Group recorded an increase *in consolidated sales volume of poultry food products. Gross* profit margin for domestic sales, however, fell to 4.2% from the prior year due to the lower overall average selling prices of poultry food products and the rise in rearing cost associated with an increase in the raw material cost on feed.

As for the overseas sales situation, the Group's cooked food products are mainly exported to Japan. Since June 2006, all exported food going to Japan is required to conform to the standard of the 'Positive List System'. Despite this change, the Group's total food exportation quantities actually rose by 7,800 tonnes while gross profit margin hovered around 14.5%.

Breeding and Rearing

Consolidated turnover of the breeding and rearing business accounted for about 5.0% *(2005: 2.4%)* of the Group's total consolidated turnover. During the year under review, consolidated turnover rose to US$85.1 million while gross profit increased to US$4.3 million.

Over the past year, the animal husbandry industries in some provinces of China were still under the influence of the bird flu, and poultry breeding and sales grew weaker. Fortunately, the Group's animal husbandry companies in the Guangxi and Yunnan regions were not affected, and their broilers' selling prices and sales volumes rose an average of 12% and 75%, respectively, generating an increase in the overall turnover of the Group's poultry business.

CAPITAL STRUCTURE

The Group finances its working capital requirements through a combination of funds generated from operations, short term and long term bank loans and from the disposal of certain assets and investments. The Group had cash and cash equivalents of US$55.1 million as at 31st December, 2006 (31st December, 2005: US$66.0 million).

CHARGES ON GROUP ASSETS

As at 31st December, 2006, out of the total borrowings of US$563.1 million (2005: US$525.4 million) obtained by the Group, only US$195 million (2005: US$143.3 million) were secured and accounted for, which was 34.6% (2005: 27.3%) of the total. Certain of the Group's property, plant and equipment and land lease prepayments located in Mainland China with net book value of US$205.6 million (2005: US$218.7 million) have been pledged as security for various short and long term bank loans.

CONTINGENT LIABILITIES

As at 31st December, 2006, the guarantees provided by the Group were US$9.4 million (31st December, 2005: US$7.4 million).

EMPLOYEE AND REMUNERATION POLICIES

As at 31st December, 2006, the Group employed around 32,000 staff (including 9,900 staff from the jointly-controlled entities and associates) in the PRC and Hong Kong. A Remuneration Committee has been set up to review the remuneration policies and packages of directors and senior management. The Group remunerates its employees based on their performance, experience and prevailing market rate while performance bonuses are granted on a discretionary basis. Other employee benefits include insurance and medical coverage, subsidized training programmes as well as a share option scheme.

PROSPECTS

Looking ahead to 2007, the Group will continue to develop new markets by expanding its sole agents' sales and distribution network in addition to improving its comprehensive after-sales service. In order to strengthen its leading market position in the PRC feed industry, the Group will invest in new fixed assets including aqua feed facilities and will further improve feed production quality control measures. In the breeding and rearing business, we will continue to advance our strict standardized production technologies to improve production efficiency. Moreover, the Group will continue to strengthen the reputation of its "Chia Tai" brand and expand its food businesses.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is committed to achieving high standards of corporate governance that properly protect and promote the interests of all the shareholders and enhance corporate value and accountability. Throughout the year ended 31st December,

(c) Comparative amounts

Balances of US$3,882,000 and US$1,483,000 were reclassified from accounts receivable, other receivables and deposits and accounts payable, other payables and accrued expenses, respectively, to amounts due from minority shareholders and amounts due to minority shareholders, respectively, to conform with the current year's presentation.

FINAL DIVIDEND

The Directors do not recommend a final dividend for the year ended 31st December, 2006 (2005: nil).

MODIFIED AUDITORS' OPINION

The auditors' report on the Group's financial statements for the year ended 31st December, 2006 contains a modified auditors' opinion:

Without qualifying our opinion, we draw attention to note 2 to the financial statements of the annual report which indicates that the Group incurred a net loss of US$54,331,000 during the year ended 31st December 2006 and, as of that date, the Group's current liabilities exceeded its current assets by US$399,330,000. These conditions indicate the existence of a material uncertainty which may cast significant doubt about the ability of the Group and Company to continue as a going concern.

BUSINESS REVIEW

For the year ended 31st December, 2006, the Group recorded a loss attributable to equity holders of US$49.7 million. Compared with 2005, the total consolidated turnover decreased from US$1,832.8 million to US$1,691.5 million, representing a decrease of approximately 7.7%, while overall gross profit margin dropped slightly from 11.0% to 10.0%.

Agribusiness

The Group's agribusiness is organized into four business lines: feed, food integration, breeding and rearing, and biochemical products. Compared with 2005, the consolidated turnover of the Group's agribusiness fell 7.7% to US$1,691.5 million. The Group's feed business, food integration business, and swine breeding and rearing business were affected by the falling prices for feed, poultry, and hog in China. There was still the bird flu haze in China in the first eight months of 2006, along with the emergence of swine high fever in May, causing those prices to tumble. Coupled with the escalation of raw material costs in 2006, the Group's overall gross profit margin decreased slightly from 11.0% to 10.0%.

The Group foresaw that the consolidation and industrialization of China's breeding and feed industries would take some time before meeting international standards. CPP continues to implement the practice of massive-scale standardization and the modernization of its agribusinesses. Moreover, the Group has intensified efforts in developing its food businesses and promoting its food brand, "Chia Tai Food". Two new food research and development centers, one in Qinhuangdao and another in Qingdao, were built in 2006. The Group now owns a total of eight research and development centers for food in China.

Yunnan regions were not affected, and their broilers' selling prices and sales volumes rose an average of 12% and 75%, respectively, generating an increase in the overall turnover of the Group's poultry business.

Due to the occurrence of swine "high fever illness" in the first half year of 2006 along with falling hog prices in the market, hog farmers had been discouraged from increasing the inventories of their livestock. However, with the China National Day and the Chinese Mid-Autumn Festival falling in the second half of the year, prices for hog products surged rapidly in the second half of 2006, especially with the relatively fewer hog supplies on the market. Average market prices for swine piglet and live hog in 2006 overall were RMB8.86/kg and RMB7.21/kg, a drop of 32.4% and 10.4%, respectively, compared to last year. The Group's swine rearing business was also affected.

Biochemical

The Group's biochemical products include Chlortetracycline, Di-Calcium Phosphate and L-Lysine monohydrochloride. Turnover of this segment accounted for 4.9% of the Group's total consolidated turnover (2005: 4.8%). Consolidated turnover for the biochemical business was US$83.2 million, a decrease of 5.6% as compared to last year while gross profit margin rose slightly from 17.8% to 18.0%.

Industrial business

The Group's industrial business involves the sale of motorcycles, automotive accessories and carburetors, and the distribution of the full range of Caterpillar products. Riding on the growth of Chinese economic development, profit contribution to the Group from the industrial business rose to US$5.7 million.

MANAGEMENT DISCUSSION AND ANALYSIS

CHANGE OF ASSETS

For the year ended 31st December, 2006, the Group had total assets of US$971.8 million, increasing 5.0% as compared with US$925.4 million at the end of 2005.

LIQUIDITY AND FINANCIAL RESOURCES

Total debt and debt to equity ratio (debt to equity ratio is calculated by dividing the total borrowings by the net asset value) were US$563.1 million and 554.7% respectively, as compared to US$525.4 million and 347.4% as at 31st December, 2005.

Most of the loans borrowed by the Group are in U.S. dollars and RMB, and the interest rates ranged from 4.2% to 9.4% per annum.

The Group had not engaged in any derivative for hedging against interest or exchange rates.

All sales in the PRC are denominated in RMB, and export sales are denominated in foreign currencies. Foreign currencies are required for purchase of imported raw materials, parts and components, and the Group keeps necessary foreign currencies to meet its operational needs. The Directors consider the appreciation of RMB in the year has had insignificant impact on the Group's business.

The Company is committed to achieving high standards of corporate governance that properly protect and promote the interests of all the shareholders and enhance corporate value and accountability. Throughout the year ended 31st December, 2006, the Company has complied with all the code provisions prescribed in the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange, save for the deviation from code provision A.4.2.

This provision stipulates that every director, including one appointed for a specific term, should be subject to retirement by rotation at least once every three years. The Company was incorporated in Bermuda under the C.P. Pokphand Company Act, 1988 ("Private Act"). Pursuant to paragraph 3(e) of the Private Act, any executive chairman and any managing director shall not be subject to retirement by rotation at each annual general meeting. In order to achieve the intended effect of this code provision, the Executive Chairman of the Company intends to voluntarily retire by rotation in such manner and at such frequency as provided for other directors under the Bye-Laws of the Company.

Details of compliances of the CG Code are set out in the Corporate Governance Report in the Company's 2006 Annual Report.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the financial statements for the year ended 31st December, 2006.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

There was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries during the year ended 31st December, 2006.

PUBLICATION OF FURTHER INFORMATION

The 2006 Annual Report containing all the information required by the Listing Rules will be published on the websites of the Stock Exchange and the Company in due course.

By Order of the Board
Robert Ping-Hsien Ho
Director

Hong Kong, 30th March, 2007

As at the date of this announcement, the Board comprises twelve executive directors, namely Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Robert Ping-Hsien Ho, Mr. Bai Shanlin, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Benjamin Jiaravanon and Mr. Narong Chearavanont, and three independent non-executive directors, namely Mr. Kowit Wattana, Mr. Sombat Deo-isres and Mr. Ma Chiu Cheung, Andrew.

END